Exhibit 4.20

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE
EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE
COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

TERMINATION AGREEMENT

This Termination Agreement ("Agreement") is entered into as of August 15, 2024 ("Effective Date"), between Padagis Israel Pharmaceuticals Ltd, a limited liability company organized in Israel ("Padagis"), and Sol-Gel Technologies Ltd., a limited liability company organized in Israel ("Sol-Gel"). Padagis and Sol-Gel are individually referred to as a "Party" and collectively referred to as the "Parties."

Background

A.          Perrigo Israel Pharmaceuticals Ltd. ("Perrigo Israel") and Sol-Gel entered into a Development, Manufacturing and Commercialization Agreement dated June 28, 2020 in connection with the development, manufacture and commercialization of a generic equivalent product to Arcutis Biotherapeutic’s Zoryve 0.3% Roflumilast Cream product (f/k/a ARQ-151) and/or a generic equivalent product to Acrutis Biotherapeutic’s Zoryve 0.3% Roflumilast Foam product (f/k/a ARQ-154) (the "Development Agreement"). Pursuant to the transaction between Perrigo Company PLC and Padagis LLC (f/k/a Vesta Pharma LLC), Perrigo Israel was sold to Padagis LLC, and renamed Padagis Israel Pharmaceuticals Ltd.

B.          The Parties desire to terminate the Development Agreement upon the terms set forth in this Agreement.

Accordingly, Padagis and Sol-Gel agree as follows:

1.          Terms used in this Agreement and not otherwise defined shall have the respective meaning ascribed to them under the Development Agreement.

2.	Termination of Development Agreement.

(a)          The Parties hereby terminate the Development Agreement and, except as described in Section 2.(b), each of its respective rights and obligations under the Development Agreement without further liability or obligation whatsoever.

(b)          Notwithstanding Section 2(a) above, nothing in this Agreement will affect (i) either Party's rights under the Development Agreement with respect to claims arising out of events occurring prior to the Effective Date; (ii) Padagis's ownership of all Perrigo Intellectual Property, Product Technology, any assets transferred to it pursuant to the Development Agreement and any intellectual property license granted to Padagis by Sol-Gel pursuant to the Development Agreement; (iii) any provision in the Development Agreement that expressly survive termination pursuant to the terms of the Development Agreement, and (iv) [***]. To the extent there is any conflict between the terms of this Agreement and the Development Agreement, this Agreement shall control.

3.          Consideration. As consideration for the agreement set forth herein, Padagis will pay Sol- Gel in accordance with Sections 3.(a) and 3.(b), subject to the provisions of Section 3.(c).

(a)          Lump Sum Payments. $4,250,000 in the aggregate payable in quarterly installments of $531,250 on each December 1, March 1, June 1 and September 1 until paid in full. The initial payment will be made as of the Effective Date.

(b)          Profit Share Payments. For [***] years from the respective Launch Date of a Product in the Territory (a “Royalty Period”), within [***]  days after the end of each Fiscal Quarter in a Royalty Period, Padagis shall pay Sol-Gel [***]% of Padagis’s Gross Profits for that Product accruing during the immediately-preceding Fiscal Quarter. Payment shall be accompanied by a report detailing Gross Sales, Net Sales (along with sufficient details on adjustments), and Gross Profits (along with sufficient details on the Fully Allocated Costs). For the avoidance of doubt, each Product shall have its own Royalty Period, and profit share payments for said Product will only be paid during said Royalty Period. For the further avoidance of doubt, the payments described in this section 3.(b) shall be the only profit share payments owed by Padagis to Sol-Gel pursuant to this Agreement or the Development Agreement.

For purposes of this Agreement, “Gross Profits” shall mean with respect to each Product an amount equal to the Net Sales for the applicable Fiscal Quarter, less [***].

For purposes of this Agreement, “Net Sales” shall mean, with respect to each Product, the Gross Sales (for purposes of determining whether a given sale occurs during a computation period, Product will be considered sold as of the date of shipment by Padagis to its customers), less the sum of the following (to the extent actually incurred or accrued):
[***]

For purposes of this Agreement, “Gross Sales” shall mean with respect to each Product the total amount invoiced by Padagis or any of its Affiliates for Sales of the Product in the Territory to any Third Party, including, without limitation, customers, such as wholesalers, drug chains and pharmacies, as determined in accordance with GAAP, as well as the total value of any consideration or benefits received by Padagis or any of its Affiliates from a Third Party in exchange for Sales of the Product in the Territory; provided that with respect to Sales in the Territory to any Third Party which are (i) not arm's-length or in the ordinary course of business; or (ii) for less than the seller is then charging in arm's-length transactions for comparable products, while taking into account the then prevailing market conditions, the price invoiced and the consideration per Sale, shall be deemed to be [***].

(c)          [***].

4.          Representations and Warranties. Each Party represents and warrants to the other Party that such Party has the necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement by such Party has been duly authorized by all necessary action of such Party. This Agreement constitutes the legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity.

5.          Covenant not to Compete. For a period of [***] years after the launch date with respect to any Product under the Development Agreement that has not been launched as of the Effective Date, without the prior written consent of Padagis, Sol-Gel will not directly or indirectly, and will cause its affiliates not to, promote, market, sell, distribute, develop, commercialize, or manufacture (or enter into any arrangement with any person or entity to develop, commercialize, or manufacture) any generic pharmaceutical product that competes with any Product. In addition to any other rights or remedies provided by this Agreement, Padagis will have the right to injunctive or other equitable relief to restrain any breach or threatened breach or otherwise to specifically enforce the provisions of this Section. Sol-Gel acknowledges and agrees that money damages would be an inadequate remedy to compensate for the breach of this Section. Padagis and Sol-Gel intend all provisions of this Section to be enforced to the fullest extent permitted by applicable legal requirements. If any provision or term of this Section is held to be illegal, invalid, or unenforceable under present or future applicable legal requirements of any jurisdiction, such provision will be fully severable, and this Section will be construed and enforced in such jurisdiction as if such illegal, invalid or unenforceable provision were never a part hereof, and the remaining provisions will remain in full force in such jurisdiction and will not be affected by the illegal, invalid, or unenforceable provision, or by its severance. Without limiting the generality of the foregoing, if a court or arbitrator of any competent jurisdiction should determine that any of the restrictions contained in this Section are unreasonable in terms of scope, duration, geographic area or otherwise, such provision will be reformed in such jurisdiction to the extent necessary such that such restriction will be rendered enforceable to the fullest extent permitted by applicable legal requirements.

7.	Miscellaneous Provisions.

(a)          Entire Agreement. This Agreement and the Development Agreements contain the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior oral and written agreements, memoranda and undertakings among the Parties with regard to such subject matter.

(b)          Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same Agreement. Such counterparts may also be executed electronically (including by DocuSign) and will be deemed as effective as an original.

(c)          Successors. This Agreement will be binding upon and inure to the benefit of each of the Parties, including all of their subsidiaries, parent companies, affiliates, officers, directors, attorneys, partners, firms, agents, employees, servants, affiliates, executors, administrators, trustees, receivers, assigns, beneficiaries, successors, predecessors and other representatives.

(e)          Amendment. No amendment or modification of this Agreement will be binding unless executed in writing by all the Parties hereto.

(f)          Applicable Law. This Agreement is made in, is governed by and shall be construed in accordance with the laws of the State of New York and the laws of the United States of America applicable therein, without regard to principles of conflicts of laws.

(h)          Validity. If any provision of this Agreement is determined to be illegal, against public order or otherwise unenforceable, it shall not in any way defeat, invalidate or render unenforceable any other provision of this Agreement and each such provision shall at all times be considered separate and severable in this Agreement.

(i)          Notices and Deliveries. Any notice, request, delivery, approval, authorization, consent or other communication required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been sufficiently given if delivered personally, sent by overnight courier or electronic mail or mailed by registered or certified mail (return receipt requested), postage prepaid, to the other Party at the addresses first set forth below or at such other addresses (or to such other person) as any Party may designate by notice to the other Party hereunder:

If to Sol-Gel:	Sol-Gel Technologies Ltd. Weizmann Science Park 7 Golda Meir St. Ness Ziona 7403650, Israel Attn: Chief Financial Officer E-mail: [***]With a Copy to: General Counsel E-mail: [***]

If to Padagis:	Padagis Israel Pharmaceuticals Ltd 1251 Lincoln Road Allegan, Michigan 49010 Attn: General Counsel E-mail: [***]

Any notice, request, delivery, approval, authorization, consent or other communication as aforesaid shall be deemed to have been effectively delivered and received if mailed, to have been received three business days after being deposited in the mails, postage prepaid, if delivered personally, to have been delivered and received on the date of such delivery and if sent by e-mail, upon receipt by the sender Party of an acknowledgment of receipt (including an automatically-generated e- mailed read receipt); provided, however, that if such date is not a business day, then it shall be deemed to have been delivered and received on the business day next following such delivery.

* * *

The Parties have executed this Termination Agreement as of the date first written above.

PADAGIS ISRAEL PHARMACEUTICALS LTD

By	/s/ Pamela Hoffman

Its	President

SOL-GEL TECHNOLOGIES LTD.

By	/s/ Eyal Ben-Or

Its	Chief Financial Officer